January 13, 2015

Pamela Long
Assistant Director
Securities and Exchange Commission
RE: First Fixtures, Inc.
Registration Statement on Form S-1 Amendment no. 4
Filed December 18, 2014
File No. 333-197443

Dear Ms. Long,

In response to your letter dated January 9, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of First Fixtures, Inc. (the “Company”). Amendment no. 5 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s January 9, 2015 letter in italicized text immediately before our response.

Exhibit 23.1

1.
Please provide the auditor’s consent in an amendment. The consent provided as an exhibit to Amendment 3 filed on December 12 specifically referred to that amendment and does not apply to subsequent amendments.

Response: We have provided a revised consent in accordance with your request.

We trust our response meet with your approval.

Sincerely,

By:	/s/ Colin Povall
Colin Povall
President